Exhibit 99-1
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[GRAPHIC OMITTED] Koor Industries Ltd.


KOOR INDUSTRIES' HOLDING SCOPUS VIDEO NETWORKS COMPLETES INITIAL PUBLIC OFFERING ON NASDAQ

TEL AVIV, Israel - December 14, 2005 - Koor Industries (NYSE: KOR) ("Koor") a leading Israeli investment holding company, announced today that its portfolio company, Scopus Video Networks (NASDAQ: SCOP) ("Scopus"), completed an Initial Public Offering ("IPO") on NASDAQ. Following the IPO Koor will hold 23% in the company (19% on a fully converted basis).

Scopus Video Networks develops, markets and supports digital video networking products. As part of the IPO the company raised 31.5 million dollars based on a price per share of $7. During the first day of trading (December 13) the company's share price appreciated 3.13% closing at a price per share of $7.24.

Koor is the largest shareholder in Scopus. As part of the IPO, Koor acquired an additional 75,000 shares in the company. The value of Koor's shareholding in Scopus, following the close of the first days trading, totaled approximately $22 million.

Koor expects to record a capital gain of approx. $6 million in the fourth quarter following the IPO. The exact capital gains will be determined when Koor compiles its financial statements for the fourth quarter of 2005.


Jonathan Kolber, Chief Executive Officer of Koor: "We are extremely pleased that Scopus has completed the first stage on its path to growth by issuing its shares on NASDAQ. We are strong supporters of the company and view the evolving video networking industry as a very exciting space. We will continue to work closely with the company and wish the management and employees the best of success in this next chapter in the company's life".

About Koor Industries
Koor Industries is a leading investment holding company, focusing on high-growth, internationally-oriented, Israeli companies. Koor actively invests in telecommunications through its holdings in ECI Telecom (NASDAQ: ECIL) and Telrad Networks; in agrochemicals through Makhteshim Agan Industries (TASE:
MAIN); in defense electronics through Elbit Systems (NASDAQ: ESLT); and in promising start-ups in the fields of telecommunication and life sciences through Koor Corporate Venture Capital. Koor's ADSs (American Depositary Shares) are traded on the New York Stock Exchange (NYSE: KOR) and Koor's ordinary shares are traded on the Tel Aviv Stock Exchange (TASE: KOR). For additional information please visit www.koor.com.
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About Koor Corporate Venture Capital
Koor Corporate Venture Capital (Koor CVC) is the venture capital arm of Koor Industries. Koor CVC's portfolio includes 10 companies in all areas of telecom and wireless technology, semiconductors, enterprise software and life sciences, as well as a Limited Partnership in one of Israel's leading VC funds. In 2004, Koor CVC successfully exited from two of its portfolio companies. Koor CVC is managed by Ms. Jackie Goren.

For further information, please contact:
Ran Maidan - Senior Vice President and CFO, Koor Industries Ltd. - +9723 9008
310
or Fiona Darmon - Vice President, Investor Relations, Koor Industries Ltd. - +9723 9008 417

Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, international market conditions, domestic political factors, technological developments, ability to finance operations, and other factors which are detailed in the Company's SEC filings.